Via Facsimile and U.S. Mail
Mail Stop 4720

February 26, 2010

Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, NY 10504

Re: MBIA Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
File No. 001-09583

Dear Mr. Chaplin:

We have reviewed your January 29, 2010 response to our December 30, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 10: Loss and Loss Adjustment Expense Reserve, page 52

1.   In your disclosure on page 53 and the measurement discussion in your response you indicate that you performed a forensic review of 26,805 mortgage loans for compliance with appropriate underwriting guidelines at origination. You indicate that the securitizations on which you recorded losses contain over 400,000 individual loans and that you did not extrapolate the results from your forensic review of the 26,805 loans to other mortgages in the loan pool. In order to help us more fully understand the recognition portion of your response, please explain to us why you did not extrapolate the results from your sample to the loan population that relates to the sample.

2.   Please revise your disclosure to explain what portion, if any, of the $3.2 billion in gross recoveries netted against your claim liability, as indicated in the table on page 55, relates to potential recoveries resulting from ineligible mortgages

included in insured second-lien residential mortgage securitizations. It is our understanding that principal and interest payments are not accelerated upon default; therefore, it would appear that a portion of your claim liability and potential recoveries would relate to the future payments to be made related to the problematic loans in your 26,805 loan sample.

3.   Please revise your disclosure to indicate the nature of the $3.2 billion in anticipated recoveries netted in your claim liability and quantify the amounts.

4.   In the measurement discussion of your response, you indicate that the probability-weighted expected recovery was equivalent to the par amount of the losses incurred because you believe that the distribution of possible outcomes is evenly distributed around the par amount of the loans eligible for put-back to the originators or sellers/servicers. You go on to indicate that the recorded amount of potential recoveries may exceed the amount of your claim liability for a given policy. Please explain to us whether you include in your distribution of possible recoveries any amounts in excess of losses previously recognized. If so, please explain to us why it is appropriate to recognize recoveries in excess of your total losses recorded. Please also tell us whether you include gain contingencies, such as damages, in your distribution of possible recoveries and why such inclusion is appropriate.

5.   Please revise your proposed disclosure to also include the information included in your measurement discussion in your response. At a minimum, please ensure your revised disclosure indicates:

- That the securitizations on which you recorded losses contain over 400,000 individual mortgages;
- That your forensic review classified the mortgages into three levels and describe those levels;
- That your Level 3 loans were subcategorized into five categories and describe those categories;
- The categories you identified as recoverable and why;
- How you estimated the recoverable amount;
- Where the recoverable amount is recorded on the balance sheet;
- The credit assessment you performed on the collectibility of the recoverable amount; and
- When you anticipate collecting these recoverable amounts.

6.   Please revise your disclosure to help readers of your financial statements understand when recoveries are initially recognized, the adjustments to previously recorded recoveries and the cash received on the recoveries. A rollforward of recoveries similar to the loss reserve rollforward pursuant to ASC 944-40-50-3 may be useful in conveying this information.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant